UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER DELIVERS 69 JETS IN THE 2nd QUARTER OF 2010

Phenom 100 and Phenom 300 executive jets total 39 aircraft delivered in the period

São José dos Campos, July 8, 2010 – During the second quarter of 2010 (2Q10), Embraer delivered 69 jets to the airline and executive jets segments. Compared to the same period of last year, deliveries of executive jets increased from 19 to 40, and airlines dropped from 35 to 29 aircraft. On June 30, 2010, the firm order backlog totaled US$ 15.2 billion, which represented a 5.0% reduction from the US$ 16.0 billion of the previous quarter.

Deliveries per Segment	2Q10	2010
Commercial Aviation	29	50
ERJ 145	2	3
EMBRAER 170	4	7 (+2	)*
EMBRAER 175	3	4
EMBRAER 190	15	27
EMBRAER 195	5	7
Executive Aviation	40	59
Phenom 100	35	51
Phenom 300	4	5
Legacy 600	—	2
Lineage 1000	1	1
Defense	—	1
Legacy 600	—	1

TOTAL	69	110

*	Numbers in parentheses show operational leasing

In the months of April, May and June, Embraer welcomed two new operators as members of the E-Jets family: Petro Air, of Libya, and Air Moldova, of the Republic of Moldova. Other highlights of the commercial aviation segment were the conversion of four firm orders for EMBRAER 175s to EMBRAER 195s by LOT Polish, that already operates the EMBRAER 170 and EMBRAER 175 models, and the delivery of the 20th E-Jet to Regional, of France, which is the biggest operator of this aircraft family in Europe. Lufthansa, from Germany, also converted three firm orders for EMBRAER 190s to EMBRAER 195s, keeping the original order for 30 jets, 21 of which had already been delivered by the end of the first half of the year.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

On June 30, 2010, Embraer’s firm order backlog for the commercial aviation segment, according to product, was as follows:

Aircraft Model	Firm Orders	Options	Deliveries	Firm Order Backlog
ERJ 145 Family
ERJ 135	108	—	108	—
ERJ 140	74	—	74	—
ERJ 145	708	—	703	5

Total - ERJ 145 Family	890	—	885	5

EMBRAER 170/190 Family
EMBRAER 170	191	50	179	12
EMBRAER 175	137	179	129	8
EMBRAER 190	457	373	290	167
EMBRAER 195	94	70	54	40

Total – EMBRAER 170/190 Family	879	672	652	227

TOTAL	1,769	672	1,537	232

In executive aviation, production of the Phenom jets moved ahead according to plan, as well as the development of the new programs. The first Brazilian customer of the Phenom 300 received his airplane, the Legacy 500 recorded the first metal cut, and certification for the Legacy 650 is approaching. Several announcements were made during the last European Business Aviation Convention and Exhibition (EBACE), in May, including one regarding the sale of a Legacy 650 to a customer in Jordan.

Another remarkable fact for the period was the delivery of the 1,100th Ipanema, which is the only airplane in the world that is certified to be fueled by ethanol. The Ipanema was displayed at Brazil’s large agricultural fairs in 2010 and seen by rural producers as economic, bringing them greater income, and having a smaller impact on the environment.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Attachment:

FIRM ORDER BACKLOG

June 30, 2010

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ERJ 135	108	108	—
American Eagle (USA)	40	40	—
British Midland (UK)	3	3	—
City Airline AB (Sweden)	2	2	—
ExpressJet (USA)	30	30	—
Flandre Air (France)	3	3	—
Jet Magic (Ireland)	1	1	—
Luxair (Luxembourg)	2	2	—
Pan Européenne (France)	1	1	—
Proteus (France)	3	3	—
Regional (France)	3	3	—
Republic Airways (USA)	15	15	—
South African Airlink (South Africa)	5	5	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ERJ 140	74	74	—
American Eagle (USA)	59	59	—
Republic Airways (USA)	15	15	—

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ERJ 145	708	703	5
Aerolitoral (Mexico)	5	5	—
Air Caraibes (Guadeloupe)	2	2	—
Alitalia (Italy)	14	14	—
American Eagle (USA)	118	118	—
Axon (Greece)	3	3	—
British Midland (UK)	9	9	—
British Regional Airlines (UK)	23	23	—
Brymon (UK)	7	7	—
China Southern (China)	6	6	—
China Eastern Jiangsu (China)	5	5	—
China Eastern Wuhan (China)	5	5	—
Cirrus (Germany)	1	1	—
ExpressJet (USA)	245	245	—
ERA (Spain)	2	2	—
Flandre Air (France)	5	5	—
GECAS (PB Air - Thailand)	2	2	—
Hainan (China)	25	20	5
KLM EXEL (Holand)	2	2	—
Lot Polish (Poland)	14	14	—
Luxair (Luxembourg)	9	9	—
Mesa (USA)	36	36	—
Nigeria (Nigeria)	1	1	—
Portugalia (Portugal)	8	8	—
Proteus (France)	8	8	—
Regional (France)	15	15	—
Republic Airways (USA)	60	60	—
Rheintalflug (Austria)	3	3	—
Rio Sul (Brazil)	16	16	—
Satena (Colombia)	3	3	—
Sichuan (China)	5	5	—
Skyways (Sweden)	4	4	—
Swiss (Switzerland)	25	25	—
Transtates (USA)	22	22	—

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	191	179	12
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC Leasing (Ireland)	6	6	—
EgyptAir (Egypt)	12	12	—
ETA Star Aviation (India)	7	—	7
Finnair (Finland)	10	10	—
GECAS (USA)	9	9	—
JAL (Japan)	10	7	3
Jetscape (USA)	1	1	—
LOT Polish (Poland)	6	6	—
Paramount (India)	—	—	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airlines (USA)	48	48	—
Satena (Colombia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
South African Airlink (South Africa)	2	—	2
Suzuyo (Japan)	2	2	—
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Virgin Blue (Australia)	6	6	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	137	129	8
Air Canada (Canada)	15	15	—
ECC Leasing (Ireland)	1	1	—
GECAS (USA)	5	5	—
LOT Polish (Poland)	12	10	2
Northwest (USA)	36	36	—
Oman Air (Oman)	5	—	5
Republic Airlines (USA)	54	54	—
Royal Jordanian (Jordan)	2	2	—
TRIP (Brazil)	5	5	—
Suzuyo (Japan)	1	1	—
Undisclosed	1	—	1

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	457	290	167
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	2	10
Air Canada (Canada)	45	45	—
Air Caraibes (Guadeloupe)	1	1	—
Air Moldova (Moldova)	1	1	—
Augsburg (Germany)	2	1	1
Austral (Argentina)	20	—	20
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	5	4	1
Copa (Panama)	15	15	—
ECC Leasing (Ireland)	1	1	—
Finnair (Finland)	13	10	3
GECAS (USA)	24	24	—
Hainan (China)	50	25	25
JetBlue (USA)	104	46	58
Jetscape (USA)	9	2	7
KLM (Holand)	17	15	2
KunPeng (China)	5	5	—
LAM (Mozambique)	2	2	—
Lufthansa (Germany)	12	6	6
M1 Travel (Lebanon)	8	7	1
NAS Air (Saudi Arabia)	10	1	9
Niki (Austria)	7	4	3
Regional (France)	10	10	—
Taca (El Salvador)	11	8	3
TAME (Ecuador)	3	3	—
US Airways (USA)	32	25	7
Virgin Blue (Australia)	18	15	3
Virgin Nigeria (Nigeria)	10	2	8

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	94	54	40
Azul (Brazil)	31	8	23
Flybe (UK)	14	14	—
GECAS (USA)	7	7	—
Globalia (Spain)	12	8	4
Lot Polish (Poland)	4	—	4
Royal Jordanian (Jordan)	2	2	—
Lufthansa (Germany)	18	15	3
Montenegro (Montenegro)	1	—	1
Undisclosed	5	—	5

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Aircraft delivered by ECC Leasing (included in the previous tables)

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ECC Leasing	8	8	—
EMBRAER 170	6	6	—
Cirrus (Germany)	1	1	—
Paramount (India)	2	2	—
Satena (Colombia)	1	1	—
Gulf Air (Bahrein)	2	2	—
EMBRAER 175	1	1	—
Air Caraibes (Guadeloupe)	1	1	—
EMBRAER 190	1	1	—
Jet Blue (USA)	1	1	—

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; BM&FBovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the United States. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense segments. The Company also provides after sales support and services to customers worldwide. On June 30, 2010, Embraer had a workforce of 16,781 employees – not counting the employees of its partly owned subsidiaries – and its firm order backlog totaled US$ 15.2 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2010

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: CFO